

Financial Statements

For the years-ended

December 31, 2020 and 2021

Table of Contents

Amnion Life, LLC
Balance Sheet
As of December 31, 2020 and 2021

	2020	2021
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 10,247	$ 1,571
Other Current Receivables	764	-
Prepaid Expenses	7,422	4,301
Total Current Assets	18,433	5,872
Fixed Assets, net	148	21
Other Assets		
Investment in Amnion Life Pozega LLC	250	250
Total Other Assets	250	250
TOTAL ASSETS	$ 18,831	$ 6,143
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 7,471	$ 4,368
Other Current Payables	78,437	61,434
Total Current Liabilities	85,908	65,802
Other Liabilities		
Accrued Interest	6,448	14,233
Other Current Payables	1,000	-
Loan from Owner	118,930	187,180
Convertible-to-Equity Debt	660,983	678,483
Total Other Liabilities	787,361	879,896
Total Liabilities	873,269	945,698
Equity		
Partner's Equity	1,024,513	1,024,513
Retained Earnings	(1,551,812)	(1,878,951)
Net Income	(327,139)	(85,117)
Total Equity	(854,438)	(939,555)
TOTAL LIABILITIES AND EQUITY	$ 18,831	$ 6,143

The accompanying notes are an integral part of these financial statements.

Amnion Life, LLC
Statement of Operations
For the years ended December 31, 2020 and 2021

	2020	2021
Gross Profit	$ -	$ -
Expenses		
Advertising & Promotional	7,727	226
Research & Development	195,008	52,076
Travel & Entertainment	928	-
Administrative Expenses	23,303	6,625
Outside & Professional Services	80,255	12,862
Other Operating Expense/(Income)	18,741	12,348
Taxes & Licenses	1,177	980
Total Expenses	327,139	85,117
Net Operating Income	(327,139)	(85,117)
Net Income	**$ (327,139)**	**$ (85,117)**

The accompanying notes are an integral part of these financial statements.

Amnion Life, LLC
Statement of Partner's Equity
For the year ended December 31, 2020 and 2021

	Partner's Equity		Retained Earnings		Total Equity	
As of December 31, 2019	$	**1,024,513**	$	**(1,551,812)**	$	**(527,299)**
Net Income (Loss)				(327,139)		(327,139)
As of December 31, 2020	$	**1,024,513**	$	**(1,878,951)**	$	**(854,438)**
Net Income (Loss)				(85,117)		(85,117)
As of December 31, 2021	$	**1,024,513**	$	**(1,964,068)**	$	**(939,555)**

The accompanying notes are an integral part of these financial statements.

Amnion Life, LLC
Statement of Cash Flows
For the year ended December 31, 2020 and 2021

	2020	2021
OPERATING ACTIVITIES		
Net Income	$ (327,139)	$ (85,117)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	257	127
Other Current Receivables	(760)	764
Prepaid Expenses, Current	18,477	3,121
Payables	(9,313)	(21,106)
Accrued Interest	3,880	7,785
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	12,541	(9,309)
Net cash provided by operating activities	(314,598)	(94,426)
INVESTING ACTIVITIES		
Additions to Fixed Assets	-	-
Net cash provided by investing activities	-	-
FINANCING ACTIVITIES		
Convertible-to-Equity Debt proceeds	305,091	17,500
Loan from Owner	2,704	68,250
Net cash provided by financing activities	307,795	85,750
Net cash increase for period	(6,803)	(8,676)
Cash at beginning of period	17,050	10,247
Cash at end of period	$ 10,247	$ 1,571

The accompanying notes are an integral part of these financial statements.

Amnion Life, LLC
Notes to Financial Statements

1. PRINCIPAL BUSINESS ACTIVITES:

Organization and Business - Amnion Life, LLC (the "Company") was organized as a Limited Liability Company on April 27, 2016 in the State of Delaware. The Company's principle business activity is the development of medical devices. The Company was formed to develop the AmnioBed, an amniotic neonatal incubator system that incorporates unparalleled disruptive technology to promote ongoing development immediately following birth.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation - These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars.

Going Concern and Management's Plan - The Company's financial statements are prepared using U.S. GAAP and are subject to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company faces certain risks and uncertainties. Our long-term success depends on the successful development of our AmnioBed. Product development is very expensive and involves a high degree of uncertainty and risk, including ability to obtain future capital to fund operations, future profitability, protection of patents and property rights, technological changes, government regulations and approvals, and future manufacturing. The Company plans to raise $10 million in capital in a Series A institutional round for estimated costs related to ongoing operations, regulatory approvals, clinical trials, and manufacturing operations.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions by management that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ materially from those estimates and could impact future results of operations and cash flows.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2021. At times, the Company may have cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits of up to $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. As of December 31, 2021, none of the Company's accounts exceeded the FDIC insured limits.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Research and Development - Research and development costs are charged to operations when incurred and are included in operating expenses. The amount charged in 2020 and 2021 is $195,008 and $52,076, respectively.

3. PROPERTY AND EQUIPMENT:

A summary of the cost of property and equipment, by component, and the related accumulated depreciation is as follows:

	2020	2021
Fixed Assets, cost	$ 932	$ 932
Fixed Assets, accumulated depreciation	(784)	(911)
Fixed Assets, net	$ 148	$ 21

The Company recorded depreciation expense for the years ended December 31, 2020 and 2021 in the amount of $257 and $127, respectively.

4. CONVERTIBLE-TO-EQUITY DEBT:

The Company raised a total of $305,091 and $17,500 during 2020 and 2021, respectively, through Simple Agreement for Future Equity (SAFE) agreements.

In 2020, the Company completed a second offering using the Wefunder platform fundraising and received an additional amount of $169,091 during 2020 in funds with a valuation cap of $12.5MM and a 10% discount if the Company converts below the valuation cap. The first $125,000 of funds were invested at a valuation cap of $7.5MM due to the economic uncertainty rising from the COVID-19 pandemic. The Company received funds and reflects a balance due in Convertible-to-Equity Debt on the balance sheet of $474,983 for the entire Wefunder campaign which spanned years 2019 and 2020.

The Company also received the below private investments from accredited investors in 2021:

Number of Investors	Investment (Cash or Services)	Valuation Cap (in millions)	Discount (percent)
1	$12,500	$5.0	10%
1	$5,000	$5.0	10%

The discount of 10% applies if the Company converts below the valuation cap.

5. COMMITMENTS AND CONTINGENCIES:

Commitments – Lease agreement for the facility in Pozega, Serbia was terminated at the end of 2020, the lease was on a month-to-month basis.

6. RELATED PARTY TRANSACTIONS:

Related Party Transactions – During the period, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company:

	2020	2021
Beginning Balance	$ 116,226	$ 118,930
Payments/Additions	2,704	68,250
Other related parties	-	-
Ending Balance	$ 118,930	$ 187,180

The amount is reflected in the balance sheet as Loan from Owner, which is due on demand, unsecured and carries an annual percentage rate of 5%. No guarantees have been given.

7. PARTNERS' EQUITY AND OWNERSHIP:

At the end of December 31, 2021, the Company had the following ownership interests:

	2020	2021
Class A Units, voting	1,000,000	1,000,000
Class B Units, non-voting	292,812	292,812
Profit Interest Units (PIU), non-voting	11,244	11,244
Phantom Equity, non-voting	2,315	2,315
Total Unit Ownership, December 31	1,306,371	1,306,371

On January 17th 2019, Amnion Life, LLC board approved and adopted the Amnion Life, LLC 2019 Profits Interest Plan and Amnion Life, LLC 2019 Phantom Equity Plan in order to provide eligible employees, managers and consultants with an opportunity to participate in the Company's future by offering them equity incentive awards, so as to enhance the Company's ability to attract and retain individuals of exceptional talent to contribute to the sustained progress, growth, and profitability of the Company.

Under these plans, 20,000 shares of Profit Interest Units (PIU) and Phantom Equity may be awarded. The PIU and Phantom Equity awards shall not have value or be entitled to distributions under the LLC Agreement other than Participant's rights with respect to and only to the extent of profits earned after the effective date, January 17, 2019, and participant's share of the increase in the value of the Company over $5,000,000, which amount is greater than or equal to the net equity value of the Company and the Fair Market Value of the Company, in each case, as of the effective date. The board approved full vesting of all outstanding Awards on March 3, 2020. No additional awards are scheduled to be vested in 2021. Unvested shares are forfeited upon termination of employment, although our Board of Directors has authority to modify and/or accelerate the vesting of awards.

A summary of the changes in the number of outstanding Profit Interest Units and Phantom Equity awards during the years ended December 31, 2020 and 2021 is provided next. The Company has no obligations for payments as of December 31, 2020 and 2021.

	Profit Interest Units (PIU), non-voting	Phantom Equity, non-voting
Balance of shares outstanding at December 31, 2020	11,244	2,315
Grants	-	-
Balance of shares outstanding at December 31, 2021	11,244	2,315
Vested at December 31, 2021	11,244	2,315

On March 5th, 2020, the Company issued a Warrant to Purchase LLC Unit for a period of two years for purchase of up to $50,000 in Company equity under the terms of a SAFE agreement with a valuation cap of $7,500,000 and discount of 10%.

8. SUBSEQUENT EVENTS:

Overall risk to operations - Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The Company has taken measures to comply with travel bans, quarantine and social distancing guidelines. As such, the Company's research facility in Pozega, Serbia limited its operations in 2020 to comply with the guidelines and requirements for the duration of the pandemic. This compliance added delays in the development of products. The overall economic slowdown is also anticipated to add additional risks and difficulties in raising money in future rounds due to the volatile financial situation risen from the pandemic.

At the start of 2021, the Company paused all operations in its Pozega, Serbia facility. Operations on prototyping and further development of Amniobed resumed in October 2021 in the city of Nis in Republic of Serbia.